FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

The interim report of Huaneng Power International, Inc. (the “Registrant”) for the six months ended June 30, 2013.

Contents

2	Interim Results

2	Business Review for the First Half of the Year

3	Prospects for the Second Half of 2013

3	Management’s Discussion and Analysis (Prepared Under IFRS)

12	Share Capital Structure

12	Purchase, Sale or Redemption of Shares

12	Major Shareholding Structure

13	Material Interests and Short Positions in Shares and Underlying Shares of the Company

13	Directors’ and Supervisors’ Right to Purchase Shares

14	Public Float

14	Dividends

14	Disclosure of Major Events

14	Corporate Governance

20	Review by the Audit Committee

21	Legal Proceedings

21	Documents for Inspection

Prepared in accordance with International Financial Reporting Standards

22	Condensed Consolidated Interim Balance Sheet (Unaudited)

24	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

26	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

28	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

28	Notes to the Unaudited Condensed Consolidated Interim Financial Information

Interim Results

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2013 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2013, the Company and its subsidiaries recorded consolidated operating revenue of RMB64.062 billion, representing a decrease of 4.64% compared to the same period last year. The profit attributable to equity holders of the Company was RMB5.623 billion, representing an increase of 164.98% compared to the same period last year. The earnings per share were RMB0.40 and net asset value per share (excluding minority shareholders’ interests) was RMB4.11.

Please refer to the unaudited financial information below for details of the operating results.

Business Review for the First Half of the Year

During the first half of 2013, in face of the structural changes in the State’s economy and the decrease of total electricity consumption growth nationwide compared to the same period of last year, the Company seized the favourable situation of the continuing decline in coal market prices and directed power plants to grasp power generation opportunities and control coal prices, and exercised strict control in expenditure and strengthened fuel management internally. The Company has accomplished well comparatively each of the business plans in the first half of 2013, and substantially improved its overall profitability.

1.	POWER GENERATION

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 149.483 billion kWh on a consolidated basis, representing a decrease of 0.46% from the same period of last year, as well as an aggregate sales volume of 141.268 billion kWh, a decrease of 0.26% from the same period of last year, and with 2,398 utilization hours, representing a decrease of 130 hours compared to the same period of previous year. The decrease in the Company’s power generation was mainly attributable to the following factors: (1) the growth of the nationwide power consumption was slower than expected due to the slowdown of the nation’s economic growth; and (2) the power generation in the locations of the Company’s power plants experienced low growth during the first half of the year; meanwhile, hydropower generation in some provinces moved to the peak season, which sharply reduced the output of thermal power plants. Moreover, in response to the State’s call for energy saving and emission reduction, the Company installed denitrification devices on quite a number of its generating units in the first half of the year, which to some extent affects the growth of the Company’s power generation.

During the first half of 2013, since relatively more new generation units commenced operation, the market in Singapore became intense. The aggregate power generation of Tuas Power Ltd. accounted for a market share of 20.9%, representing a decrease of 5.8% from the same period of last year.

2.	COST CONTROL

As a result of the sluggish national and world economy, coal supply continued to outstrip demand in the first half of 2013, leading to a steady fall of the purchase price. The Company seized the opportunity from the coal market and over capacity of rail transportation and promoted direct purchases “from large mines to power plants”. Through increasing the purchase of price-competitive imported coal, optimizing the purchase, transportation and contract structures, strengthening the management of purchase plans and internal control, and rationalizing inventory arrangement and other measures based on production needs, the Company strived to lower the average purchase price for coal.

3.	ENERGY CONSERVATION AND ENVIRONMENTAL PROTECTION

The Company attaches great importance to energy conservation and environmental protection and has equipped all of its coal-fired generating units with desulphurization devices. For the first half of this year, a total of 62 coal-fired generating units representing nearly 60% of the Company’s power generation capacity were equipped with denitrification devices. Furthermore, the Company has strengthened its management over the operation and maintenance of environmental protection facilities so as to improve the operating efficiency and in-operation rate thereof.

In order to meet the requirements of the newly issued Standards for the Emission of Air Pollutants for Thermal Power Plants (GB13223-2011), during the Twelfth Five-Year Plan period, the Company will further its environmental protection efforts by modifying certain desulphurization devices to improve operating efficiency, installing denitrification devices on all the coal-fired generating units and using advanced dust control technologies to enhance dust removal efficiency.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

For the first half of 2013, the Company obtained approval for the “Large-over-Small” Project (2×660 MW) of Zhejiang Changxing Power Plant and the Hunan Subaoding Wind Farm Project (150 MW).

For the first half of the year, the generating units of the Company that commenced operation include: Unit 6 (1,000 MW) of Henan Huaneng Qinbei Power Plant, Unit 3 (1,036 MW) and Unit 4 (1,036 MW) of Guangdong Huaneng Haimen Power Plant, two units (2x191 MW) of Jiangsu Huaneng Jinling Gas Turbine Power Plant, and the Tembusu Multi-Utilities Complex Project Phase I (101 MW) of Tuas Power.

As of 30 June 2013, the Company had controlled generating capacity of 66,341 MW and equity-based generating capacity of 59,155 MW.

Prospects for the Second Half of 2013

While steadily developing, the national economy of China is still affected by the dim future of the global economy. Economic growth suffers a general slowdown and is under great pressure of going downward. The government will continue to maintain the continuity and stability of the macroeconomic policy, further intensify the efforts to carry out anticipatory adjustments and fine-tuning, adhere to a positive fiscal policy and a prudent currency policy.

The electricity market was affected by the sluggish growth of the national economy in the first half of the year, where the shortage of effective demand slowed down the growth of power consumption. In the second half of the year, the emerging effects of the “steady growth” policies of the State are expected to bring about a favorable turn of the economy, when the secondary and tertiary industries are about to play a crucial role; meanwhile, the coming summer and winter peaks will certainly speed up the growth of power consumption.

The coal market witnessed a continuous drop of coal price in the first half of the year caused by oversupply against the background of global recession and sluggish national economy. There appears to be room for the coal price to go down further in the second half of the year since the coal market is expected to remain “loose”. The Company will closely monitor changes in State policies and on the market, take opportunities to continuously strengthen internal management and control fuel costs.

Regarding the capital market, the State will stay with a positive fiscal policy and a prudent currency policy and enhance the perspectiveness, pertinence and flexibility of the policies while further intensifying the efforts to make anticipatory adjustments and fine-tuning. For the second half of the year, the Company will focus on the developments on the financial market and take measures to strive for the overall fund management objective of “volume assurance, price cut and cost control”.

For the second half of this year, the Company will continue to accelerate the transformation of its development mode for further developments, further consolidate and optimize its geographical coverage, place more force on structural changes, and strengthen its investment and strategy in clean energy so as to further advance its synergy in the sector as well as to accomplish the targets for the year.

The major tasks of the Company for the second half of 2013 include: strengthening the management of safe production to ensure the safe, stable and economical operation of its generating units; reinforcing the marketing forces in the electricity market to maintain the leading presence in terms of utilization hours; strengthening the control of costs and expenses to optimize the debt structure and striving to reduce financial costs; and focusing on economic results, continuously optimizing the management of construction projects to ensure the sustainable, stable and sound development of the Company.

Management’s Discussion and Analysis (Prepared Under IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

According to the Company’s preliminary statistics, for the six month ended 30 June 2013, the Company and its subsidiaries’ total power generation within China on consolidated basis amounted to 149.483 billion kWh, representing a decrease of 0.46% over the same period last year. Total electricity sold amounted to 141.268 billion kWh, representing a decrease of 0.26% over the same period last year.

The decrease in power generation of the Company was mainly due to the following reasons:

1.
The growth of electricity output of the Company was affected by the slowdown of the national economy which led to the growth of the nationwide and society-wide electricity consumption lower than that anticipated at the beginning of the year.

2.
As a result of the distribution of installed generation capacity of the Company, the growth rate of power output of the regions where the power plants of the Company are located was relatively low during the first half of the year and certain regions even recorded negative growth. At the same time, hydropower recorded a big growth in certain provinces and the electricity output of local thermal generating units decreased substantially.

3.	The average growth rate of installed capacity of the Company was below the nationwide average level during the first half of the year.

4.
According to the national energy saving and emission reduction requirements, the Company arranged denitrification transformation for a greater number of generating units during the first half of the year  and it has affected the Company’s power generation growth to a certain extent.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2013 are listed below (in billion kWh):

Domestic Power Plant	Power Generation for the first half year of 2013	Power Generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Liaoning Province
Dalian	3.009	2.961	1.62%	2.863	2.819	1.56%
Dandong	1.568	1.602	-2.12%	1.495	1.527	-2.10%
Yingkou	3.803	4.163	-8.65%	3.567	3.900	-8.54%
Yingkou Co-generation	1.587	1.777	-10.69%	1.486	1.666	-10.80%
Wafangdian Wind Power	0.063	0.055	14.55%	0.061	0.054	12.96%
Suzi River Hydropower	0.008	0.001	700.00%	0.008	0.001	700.00%
Changtu Wind Power	0.048	–	–	0.048	–	–
Inner Mongolia
Huade Wind Power	0.116	0.110	5.45%	0.115	0.109	5.50%
Hebei Province
Shang’an	6.726	7.345	-8.43%	6.324	6.834	-7.46%
Kangbao Wind Power	0.039	0.028	39.29%	0.036	0.027	33.33%
Gansu Province
Pingliang	5.031	5.249	-4.15%	4.812	4.960	-2.98%
Jiuquan Wind Power	0.417	0.392	6.38%	0.413	0.382	8.12%
Beijing
Beijing Co-generation (Coal-fired)	2.412	2.371	1.73%	2.131	2.082	2.35%
Beijing Co-generation (Combined Cycle)	2.253	1.450	55.38%	2.198	1.412	55.67%
Tianjin
Yangliuqing Co-generation	3.591	3.404	5.49%	3.353	3.163	6.01%
Shanxi Province
Yushe	1.434	1.995	-28.12%	1.326	1.842	-28.01%
Zuoquan	3.306	2.791	18.45%	3.104	2.617	18.61%
Shandong Province
Dezhou	7.182	7.649	-6.11%	6.743	7.183	-6.13%
Jining	2.446	2.490	-1.77%	2.272	2.310	-1.65%
Xindian	1.578	1.822	-13.39%	1.473	1.709	-13.81%
Weihai	4.997	5.139	-2.76%	4.756	4.889	-2.72%
Rizhao Phase II	3.298	4.037	-18.31%	3.131	3.824	-18.12%
Zhanhua Co-generation	0.783	0.898	-12.81%	0.722	0.819	-11.84%
Henan Province
Qinbei	9.806	8.195	19.66%	9.265	7.731	19.84%
Jiangsu Province
Nantong	4.036	4.510	-10.51%	3.850	4.309	-10.65%
Nanjing	1.698	1.922	-11.65%	1.609	1.814	-11.30%
Taicang	5.340	6.100	-12.46%	5.086	5.810	-12.46%
Huaiyin	3.457	3.647	-5.21%	3.251	3.438	-5.44%
Jinling (Combined-cycle)	1.053	1.995	-47.22%	1.030	1.951	-47.21%
Jinling (Coal-fired)	6.242	5.347	16.74%	5.956	5.096	16.88%
Qidong Wind Power	0.179	0.162	10.49%	0.175	0.158	10.76%

Domestic Power Plant	Power Generation for the first half year of 2013	Power Generation for the first half year of 2012	Change	Electricity sold for the first half year of 2013	Electricity sold for the first half year of 2012	Change

Shanghai
Shidongkou First	3.873	3.985	-2.81%	3.655	3.769	-3.02%
Shidongkou Second	3.317	3.414	-2.84%	3.190	3.283	-2.83%
Shanghai Combined-cycle	0.793	0.528	50.19%	0.775	0.515	50.49%
Shidongkou Power	4.053	3.743	8.28%	3.873	3.561	8.76%
Chongqing
Luohuang	6.735	5.875	14.64%	6.223	5.437	14.46%
Zhejiang Province
Yuhuan	12.082	11.470	5.34%	11.509	10.913	5.46%
Hubei Province
Enshi Maweigou Hydropower	0.024	0.027	-11.11%	0.023	0.026	-11.54%
Hunan Province
Yueyang	3.745	3.804	-1.55%	3.502	3.553	-1.44%
Xiangqi Hydropower	0.174	0.052	234.62%	0.171	0.052	228.85%
Jiangxi Province
Jinggangshan	4.023	4.103	-1.95%	3.844	3.908	-1.64%
Fujian Province
Fuzhou	5.739	5.713	0.46%	5.457	5.412	0.83%
Guangdong Province
Shantou Coal-fired	2.526	3.081	-18.01%	2.393	2.920	-18.05%
Haimen	7.740	6.414	20.67%	7.401	6.132	20.69%
Yunnan Province
Diandong Energy	4.711	5.392	-12.63%	4.355	4.982	-12.59%
Yuwang Energy	2.442	2.965	-17.64%	2.238	2.738	-18.26%

Total	149.483	150.173	-0.46%	141.268	141.637	-0.26%

The accumulated power generation of Tuas Power Limited accounted for a market share of 20.9% in Singapore for the first half of 2013, representing a decrease of 5.8 percentage point compared with the same period of last year.

The Company experienced a 4.64% decrease in operating revenue for the first half of 2013 from the same period of last year and the operating expenses experienced a 13.69% decrease compared with the same period of last year due to the decrease of domestic fuel costs. As a whole, the net profit attributable to the shareholders of the Company for the first half of 2013 was RMB5.623 billion, representing a 164.98% increase over RMB2.122 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations was RMB5.347 billion, representing a 278.59% increase over the same period of last year. The increase is mainly due to the decrease of domestic fuel costs and effective controls of other costs and expenses, resulting in the increase in level of profitability and return of power generation. The net profit attributable to the shareholders of the Company from Singapore operations was RMB0.276 billion, representing a 61.08% decrease compared with the same period of last year, which is mainly attributable to the increase of newly operated generation units of other power plant companies in Singapore market since the second half of 2012, which caused the intense market competition and led to the decline of business return in Singapore.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue received from electricity sold. For the six months ended 30 June 2013, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB64.062 billion, representing a 4.64% decrease compared with the same period of last year of RMB67.180 billion. The operating revenue from domestic operations increased by approximately RMB0.049 billion over the same period of last year. The operating revenue from Singapore operations decreased by approximately RMB3.167 billion over the same period of last year, which is mainly attributable to the increase of newly operated generation units of other power plant companies in Singapore market since the second half of 2012, which caused the intense market competition, resulting a decline in electricity tariff and electricity sold.

Tax and levies on operations mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Tax calculated as a prescribed percentage on the amounts of the value-added tax paid. For the six months ended 30 June 2013, the tax and levies on operations of the Company and its subsidiaries amounted to RMB0.521 billion, representing an increase of RMB0.202 billion from the same period of last year of RMB0.319 billion, which is mainly attributable to the increase of value-added tax paid.

2.	Operating expenses

For the six months ended 30 June 2013, the total operating expenses of the Company and its subsidiaries were RMB51.226 billion, which decreased by 13.69% compared with the same period of last year. The operating expenses of domestic operation decreased by RMB5.538 billion or 11.12% over the same period of last year, which is largely due to the decrease of domestic fuel costs. The operating expenses for Singapore operations decreased by RMB2.587 billion or 27.10% over the same period of last year, which is mainly due to the decline in electricity generation and the decrease of power purchase cost in retail business during the first half of 2013.

2.1	Fuel costs

Fuel costs represent the majority of the operating expenses for the Company and its subsidiaries, which were RMB35.677 billion for the first half of 2013 and decreased by 17.55% compared with the same period of last year. The fuel costs from domestic operations of the Company decreased by approximately RMB6.131 billion over the same period of last year, which is largely due to the reduced coal purchase price. The fuel costs from Singapore operations decreased by approximately RMB1.464 billion over the same period of last year, which is mainly due to the decline in electricity generation during the first half of 2013.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries were RMB5.606 billion, which maintained the same level compared with the same period of last year. The depreciation expenses from domestic operations of the Company maintained the same level compared with the same period of last year. The depreciation expenses of the Singapore operations increased by 14.21% compared with the same period of last year, which is mainly because that Tembusu Multi-Utilities Complex (“TMUC”) went into operation during the first half of 2013, resulting the increase of depreciation expenses.

2.3	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs accrued during the period, etc. Labor costs of the Company and its subsidiaries amounted to RMB2.410 billion for the first half of 2013, representing an increase of RMB0.218 billion from RMB2.192 billion for the same period of last year. The operation of new generating units contributed RMB57 million of the increase. The labor costs for the Singapore operations increased by approximately RMB3 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.433 billion for the first half of 2013, representing an increase of 9.48% from RMB1.309 billion for the same period of last year. The operation of new generating units accounted for RMB22 million of the increase. The maintenance expenses for the Singapore operations decreased by approximately RMB6 million.

2.5	Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC)

Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC) of the Company and its subsidiaries amounted to RMB6.100 billion for the first half of 2013, representing a decrease of RMB0.865 billion from RMB6.965 billion for the first half of 2012. Other operating expenses for the Singapore operations decreased by approximately RMB1.159 billion, caused by the decrease of volume of electricity purchased.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2013 amounted to RMB3.863 billion, representing a decrease of RMB0.753 billion from RMB4.616 billion for the same period of last year. The decrease was primarily due to the decrease in RMB average borrowing interest rates as well as decrease in average debt balance. The operations of new generating units contributed RMB0.211 billion of the increase. The financial expenses of the Singapore operations decreased by RMB47 million.

4.	Share of profit of associates/jointly controlled entities

The share of profit of associates/jointly controlled entities of the Company and its subsidiaries for the first half of 2013 was RMB0.319 billion, representing an increase of RMB28 million from RMB0.291 billion for the same period of last year. The increase is mainly attributable to the increase of net profit of the associates/jointly controlled entities during the first half of 2013.

5.	Income tax expenses

For the first half of 2013, the Company and its subsidiaries recorded a consolidated income tax expense of RMB2.288 billion, representing an increase of RMB1.293 billion from RMB0.995 billion for the same period of last year. The income tax expenses of the domestic operations of the Company increased by RMB1.382 billion over the same period of last year, which was mainly due to the increase of profit before income tax expense. The income tax expense of the Singapore operations decreased by RMB89 million over the same period of last year due to the decrease of profit before income tax expense.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB 5.623 billion for the first half of 2013, representing an increase of 164.98% from RMB2.122 billion for the same period of last year. The net profit attributable to equity holders of the Company from domestic operations was RMB5.347 billion, representing an increase of 278.59% over the same period of last year. The increase was mainly due to the decrease of fuel costs and effective controls of other costs and expenses. The profit attributable to equity holders of the Company from the Singapore operations was RMB0.276 billion, representing a decrease of 61.08% over same period of last year. The decrease was mainly attributable to the increase of newly operated generation units of other power plant companies in Singapore market since the second half of 2012, which caused the intense market competition, resulting a decline in return of power business in Singapore.

7.	Comparison of financial positions

As at 30 June 2013, total assets of the Company and its subsidiaries were RMB262.515 billion, representing an increase of 1.32% from RMB259.100 billion as at 31 December 2012. As at 30 June 2013, total assets of the Singapore operations were RMB30.768 billion, representing a decrease of 4.70% from RMB32.287 billion as at 31 December 2012.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as at period end balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio	=	balance of current assets as at period end balance of current liabilities as at period end

Quick ratio	=	(balance of current assets as at period end – net amounts of inventories as at period end) balance of current liabilities as at period end

Multiples of interest earned	=	(profit before income tax expense + interest expenses) interest expenditure (including capitalized interest)

	The Company and its subsidiaries
	As at	As at
Item	30 June 2013	31 December 2012

Ratio of liabilities and shareholders’ equity	3.35	3.44
Current ratio	0.41	0.39
Quick ratio	0.34	0.31

	For the	For the
	six months ended	six months ended
Item	30 June 2013	30 June 2012

Multiples of interest earned	3.12	1.63

The ratio of liabilities and shareholders’ equity decreased slightly compared with the beginning of the year. The current ratio and quick ratio increased compared to the beginning of the year, which were mainly attributable to the increase of current assets such as cash and bank compared with the beginning of this year.

The multiples of interest earned increased due to the increase of profit before income tax expense for the first half of 2013.

As at 30 June 2013, the Company and its subsidiaries had a negative working capital balance of RMB56.962 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. In addition, the Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates and issue short-term notes at relatively lower interest rates, thus reducing its interest expenses.

II.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the six months ended 30 June 2013 (RMB in billion)	For the six months ended 30 June 2012 (RMB in billion)	Change (%)

Net cash provided by operating activities	20.580	12.755	61.35
Net cash used in investing activities	(7.239)	(7.018)	3.16
Net cash used in financing activities	(8.111)	(0.971)	735.70
Effect of exchange rate fluctuations on cash held	(0.114)	0.075	(253.53)

Net increase in cash and cash equivalents	5.116	4.841	5.68
Cash and cash equivalents as at the beginning of the period	10.505	8.553	22.83

Cash and cash equivalents as at the end of the period	15.621	13.394	16.63

For the first half of 2013, net cash provided by operating activities of the Company was RMB20.580 billion, representing an increase of 61.35% compared to the same period of last year, which was mainly due to the decrease of operating costs as a result of the decrease in domestic fuel costs and the increase in profit accordingly compared with the same period of last year.

Net cash used in investing activities was RMB7.239 billion, which was mainly capital expenditures for construction.

In the first half of 2013, the financing activities of the Company were principally debt financing. During the first half of 2013, the Company drew down new loans of RMB21.642 billion, issued short-term bonds of RMB14.970 billion, issued long-term bonds of RMB6.485 billion, repaid loans of RMB22.547 billion, and redeemed short-term bonds of RMB25 billion.

As at 30 June 2013, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and Japanese yen measured at RMB equivalent were RMB13.661 billion, RMB1.359 billion, RMB0.601 billion and RMB0.281 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for construction and renovation projects

The capital expenditure for construction and renovation projects for the first half of 2013 was RMB5.678 billion, including RMB0.495 billion for Haimen power plant, RMB0.460 billion for Qinbei power plant, RMB0.627 billion for Singapore construction projects, RMB0.343 billion for Changxing power plant, RMB0.322 billion for Diandong Energy, RMB0.243 billion for Fuzhou power plant, RMB0.169 billion for Diandong Yuwang, RMB0.167 billion for Weihai power plant, RMB0.153 billion for Yueyang power plant, RMB0.145 billion for Shantou power plant, RMB0.136 billion for Luohuang power plant, RMB0.132 billion for Zuoquan power plant, RMB0.116 billion for Taicang II power plant, RMB0.108 billion for Beijing Cogeneration, RMB0.108 billion for Hualu shipping, and RMB0.102 billion for Haimen Port. The expenditures on other construction projects and renovation were RMB1.059 billion and RMB0.793 billion, respectively.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal funds, cash flows from operating activities, debt and equity financing.

The Company completed the issuance of unsecured super short-term bonds in three installments on 27 February, 3 April and 15 May 2013, each at principal amount of RMB5 billion and nominal annual interest rate of 3.80%, 3.90% and 3.80%, respectively. All the bonds were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of 30 June 2013, short-term borrowings of the Company and its subsidiaries totaled RMB29.657 billion. Borrowings from banks were charged at interest rates ranging from 5.04% to 6.00% per annum.

As of 30 June 2013, short-term bonds payable by the Company and its subsidiaries totaled RMB25.360 billion.

As of 30 June 2013, long-term borrowings of the Company and its subsidiaries totaled RMB77.701 billion (including current portion), including RMB denominated borrowings of RMB59.059 billion, US dollar denominated borrowings of approximately US$0.656 billion, Euro denominated borrowings of approximately Euro 0.072 billion, and Singapore dollar denominated borrowings of approximately S$2.891 billion. As of 30 June 2013, long-term bank borrowings of the Company and its subsidiaries bore interest rates from 0.74% to 6.55% per annum.

The Company completed the issuance of unsecured long-term bonds on 5 February 2013 at principal amount of RMB1.5 billion and nominal annual interest rate of 3.85%. The bonds were denominated in RMB, issued at par value, and would mature in three years from issuance.

The Company completed the issuance of unsecured non-public debt financing instrument on 4 June 2013 at principal amount of RMB5 billion and nominal annual interest rate of 4.82%. The bonds were denominated in RMB, issued at par value, and would mature in three years from issuance.

2.3	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 19 June 2013, upon approval by the annual general meeting of the shareholders, the Company declared final dividend of RMB0.21 per ordinary share (tax included), with total dividends of approximately RMB2.952 billion. The Company had not paid any dividend during the first half of 2013.

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company held 25% equity interest in both of these companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013 Shenzhen Energy merged Shenzhen Energy Management Corporation through private placement and cash payments to the shareholders of Shenzhen Energy Management Corporation. Subsequent to the merger, the Company directly holds 661,161,106 shares of Shenzhen Energy, representing 25.02% shares. This investment brought a profit attributable to shareholders of RMB154 million for the Company for the first half of 2013 under IFRS. This investment is expected to provide steady returns to the Company.

The Company directly held 60% equity interests in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company's equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit attributable to shareholders of RMB117 million for the Company for the first half year of 2013 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	EMPLOYEE BENEFITS POLICIES

As at 30 June 2013, the Company and its subsidiaries had 36,017 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As at 30 June 2013, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB13.993 billion.

As at 30 June 2013, the details of secured loans of the Company and its subsidiaries were as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in the first half of 2013. As at 30 June 2013, the balance of the secured loans was RMB5.420 billion, and the pledged accounts receivable were approximately RMB5.749 billion.

2.	As at 30 June 2013, a short-term loan of RMB50 million was secured by certain future revenue to be generated of a subsidiary.

3.	As at 30 June 2013, a long-term loan of RMB95 million of the Company and its subsidiaries was secured by territorial waters use right with net book value of RMB83.41 million.

4.	As at 30 June 2013, a long-term loan of RMB149 million of the Company and its subsidiaries was secured by certain property, plant and equipment with net book value amounting to RMB209 million.

5.	As at 30 June 2013, a long-term loan of approximately RMB12.103 billion of the Company and its subsidiaries was secured by future electricity revenue.

6.	As at 30 June 2013, a long-term loan of approximately RMB15.22 million of a subsidiary of the Company was secured by the current and future assets of the subsidiary.

As of 30 June 2013, notes receivable of the Company and its subsidiaries of approximately RMB20 million was secured to a bank as collateral against bank acceptance bills of RMB18 million.

As of 30 June 2013, restricted bank deposits were RMB81 million.

VI.	CONTINGENT LIABILITY

As at 30 June 2013, a provision of RMB167 million was made, due to a legal claim by a vendor of the Company's subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 30 June 2013.

VII.	RISK FACTORS

Most of the Company’s interest bearing debts is denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will make reasonable financing arrangement according to market conditions, and explore new financing initiatives in an effort to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies accounted forless than 12% of the Company’s debts, and most of such debts are floating interest rate borrowings. The Company has entered into interest rate swap agreements to hedge approximately half of the debts with floating interest rates, and the fluctuation of the interest rates on non-RMB currencies borrowing will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which are U.S. dollar debts. The recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

Share Capital Structure

As at 30 June 2013, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.54% of the total issued share capital of the Company.

Purchase, Sale or Redemption of Shares

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2013.

Major Shareholding Structure

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2013:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited1	2,836,735,657	20.18
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited2	227,389,040	1.62

Notes:

1.	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominees of H shareholders.

2.
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2013, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of substantial shareholder	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class share capital	Percentage in total of share capital

HIPDC (1)	Domestic Shares	5,066,662,118(L)	Beneficial owner	Corporate	48.25% (L)	36.05% (L)

Huaneng Group	Domestic Shares	1,672,769,384(L) (2)	Beneficial owner	Corporate	15.93% (L)	11.90% (L)
	H Shares	472,000,000(L) (3)	Beneficial owner	Corporate	4.49% (L)	3.36% (L)

Hebei Construction & Investment Group Co., Ltd	Domestic Shares	603,000,000(L)	Beneficial owner	Corporate	5.74% (L)	4.29% (L)

BlackRock, Inc.	H Shares	212,078,901(L)	Interest of controlled corporation	Corporate	5.96% (L)	1.50% (L)
		11,070,000(S)	Interest of controlled corporation	Corporate	0.31% (S)	0.078% (S)

UBS	H Shares	30,264,489(L)	Beneficial owner	Corporate	0.85% (L)	0.21% (L)
		2,840,032(S)	Beneficial owner	Corporate	0.07% (S)	0.02% (S)
		143,914,400 (L)	Person having a security interest in share	Corporate	4.04% (L)	1.02% (L)
		12,461,479 (L)	Interest of controlled corporation	Corporate	0.35% (L)	0.08% (L)
		5,202,000 (S)	Interest of controlled corporation	Corporate	0.14% (S)	0.03% (S)

Notes:

The letter “L” denotes a long position. The letter “S” denotes a short position.

1.	As at 30 June 2013, Huaneng Group holds 51.98% equity interest in HIPDC.

2.
Huangeng Group through its wholly owned subsidiary, Huaneng Capital Services Company Limited, held 6,246,664 domestic shares. Huaneng Group through its controlling subsidiary, China Huaneng Finance Corporation Limited, held 111,398,171 domestic shares.

3.	472,000,000 H Shares were held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as stated above, as at 30 June 2013, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Right to Purchase Shares

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2013.

As at 30 June 2013, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Dividends

It was resolved by the Board not to distribute dividends for the first half of 2013.

Disclosure of Major Events

On 5 February 2013, the Company completed the issue of the first tranche of the RMB1.5 billion 3.85% bonds due 5 February 2016. The proceeds raised will primarily be used to procure imported commodities and coal etc.. The said bonds are listed for trading on the Hong Kong Stock Exchange since 6 February 2013.

Corporate Governance

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions in Appendix 14 of the Listing Rules.

(A)	CODE OF CORPORATE GOVERNANCE

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures on Inside Information, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure regarding the annual report.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated internal control system construction work in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past ten years, the Company has established an internal control system construction strategic plan and highlighted the targets for internal control system construction. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realized its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the regional branch level and the unit level. Having reference to the internal control regulations by the relevant domestic and international regulatory requirements, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organizing various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

After due assessment, the management of the Company has considered that the internal control system of the Company was sound and the implementation of which was effective.
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The Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes – Oxley Act. Since 2011, as a domestic and international listed company, the Company has smoothly passed the dual standards for past two years on internal controls by the fundamental governing rules on enterprise internal controls and their ancillary guidances and section 404 of the Sarbanes – Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for seven successive years without any qualification opinion. The Company has been implementating the internal control work standardization for establishing a long-term internal control system.

4.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

The Board comprised 15 members. Members of the seventh session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo, Mr. Xu Zujian and Mr. Xie Rongxing. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held four meetings during this reporting period (ended 30 June 2013) including regular meetings and ad hoc meetings (such as communication voting). For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

	Number of	Number of
	Number of	meetings	meetings	Rate of
	meetings to	attended	attended	Attendance
Name	be attended	in person	by proxy	(%)

Executive Directors
Cao Peixi	4	4	0	100%
Liu Guoyue	4	4	0	100%
Fan Xiaxia	4	4	0	100%

Non-executive Directors
Huang Long	4	4	0	100%
Li Shiqi	4	4	0	100%
Huang Jian	4	4	0	100%
Shan Qunying	4	4	0	100%
Guo Hongbo	4	4	0	100%
Xu Zujian	4	4	0	100%
Xie Rongxing	4	4	0	100%

Independent Non-executive
Directors
Shao Shiwei	4	3	1	75%
				(Attendance by
				proxy rate: 25%)
Wu Liansheng	4	4	0	100%
Li Zhensheng	4	3	1	75%
				(Attendance by
				proxy rate: 25%)
Qi Yudong	4	4	0	100%
Zhang Shouwen	4	3	1	75%
				(Attendance by
				proxy rate: 25%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2012 in relation to their independence according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, etc. of the Company regularly to understand the situation on production operation of the Company.  Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

Director who attended the 2013 extraordinary general meeting of the Company was Mr. Huang Long (Vice Chairman), Chief Member of the Strategy Committee. Directors who attended the 2012 annual general meeting of the Company were Mr. Liu Guoyue (Director) and Mr. Qi Yudong (Independent non-executive Director), Chief Member of the Remuneration and Appraisal Committee.

(D)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(E)	NON-EXECUTIVE DIRECTORS

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–May 2014
Li Shiqi	17 May 2011–May 2014
Huang Jian	17 May 2011–May 2014
Shan Qunying	17 May 2011–May 2014
Guo Hongbo	21 February 2012–May 2014
Xu Zujian	17 May 2011–May 2014
Xie Rongxing	12 June 2012–May 2014

(F)	DIRECTORS’ REMUNERATION

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Hong Kong Stock Exchange.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2013 on 18 March 2013, at which the 2013 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2013 and the disclosure on remuneration of directors, supervisors and senior management was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board in 2013	18 March 2013	Qi Yudong, Liu Guoyue, Guo Hongbo, Xu Zujian, Wu Liansheng	Shao Shiwei, Li Zhensheng

(G)	NOMINATION OF DIRECTORS

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the Nomination Committee did not convene any meeting.

(H)	APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen (Special General Partnership) were appointed respectively as the international and domestic auditors of the Company for 2013.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and the Audit Committee will be responsible for the reports by telephone or emails pursuant to the Rules.

Members of the Audit Committee comprised five directors, members of the Seventh session of the Audit Committee are, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: Annual audit plan by external auditor, the 2012 audit work plan and other related issues, Explanatory Statement on Financial Accounting prepared by the Company, the Audit Conclusion for 2012 by the Company’s Supervisory Audit Department, and, the audit planning and budget for 2013, the 2013 financial reports and the budget report for 2013, the 2012 profit distribution plan, proposal on appointment of external auditors, implementation of audit fee budget for 2012 and the audit fee budget for 2013, the financial report for the first quarter of 2013, internal report, etc. and the relevant examination reports were submitted by the Audit Committee to the Board.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Seventh Session in 2013	22 February 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

Second meeting of the Audit Committee of the Seventh Session in 2013	18 March 2013	Wu Liansheng, Qi Yudong, Zhang Shouwen	Shao Shiwei, Li Zhensheng

Third meeting of the Audit Committee of the Seventh Session in 2013	22 April 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	–

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(K)	SHARES HELD BY SENIOR MANAGEMENT

None of the senior management of the Company holds shares in the Company.

(L)	STRATEGY COMMITTEE

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as
Chief Member.

On 22 April 2013, the Strategy Committee considered and approved the Report on overall risk management of Huaneng Power International, Inc. in 2013 which was submitted to the Audit Committee of the Board of the Company on 29 July 2013.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(M)	DIRECTORS’ TRAINING

The Company organizes its directors and supervisors to attend the training provided by regulatory authorities annually.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the applicability of relevant systems to the Company and the status of the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The secretary to the Board attends the continuing development courses provided by The Hong Kong Institute of Chartered Secretaries and part of the seminar conferences every year.

The Company highly regards the training and continuing development of senior management. Apart from participating the training courses provided by relevant departments of the State, management departments of the industry and institutes, the Company also organizes members of senior management to participate the Executive Master of Business Administration degree (EMBA) courses provided by Peking University, Tsinghua University, etc..

Review by the Audit Committee

The interim results of 2013 have been reviewed by the Audit Committee of the Company.

Legal Proceedings

The Company’s subsidiary, Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”), was involved in a pending lawsuit (please refer to the relevant disclosure in the Company’s 2011 annual report). After due legal process, Luoyuanwan Harbour entered into a settlement agreement with counterparty on 29 May 2013.  Luoyuanwan Harbour shall, pursuant to the terms of the settlement agreement, pay to it a sum of RMB19.8 million being remaining consideration for the transfer and RMB3.25 million being the fees for using the capital, and shall perform the other terms of the settlement agreement.

Save as disclosed, as at 30 June 2013, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

Documents for Inspection

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2013 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2865 1638

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi (Executive Director)	Shao Shiwei (Independent Non-executive Director)
Huang Long (Non-executive Director)	Wu Liansheng (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Li Zhensheng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Beijing, the PRC
31 July 2013

Condensed Consolidated Interim Balance Sheet (Unaudited)

AS AT 30 JUNE 2013
(Amounts expressed in thousands of RMB)

		As at 30	As at 31
	Note	June 2013	December 2012
ASSETS

Non-current assets
Property, plant and equipment	5	176,422,192	177,013,627
Investments in associates/jointly controlled entities		16,218,984	14,596,771
Available-for-sale financial assets		3,265,700	3,052,822
Land use rights		4,354,293	4,297,183
Power generation licence		3,887,294	4,084,506
Mining rights		1,922,655	1,922,655
Deferred income tax assets		454,829	532,387
Derivative financial assets	6	9,777	13,723
Goodwill	7	13,870,400	14,417,543
Other non-current assets	8	2,892,826	3,082,894

Total non-current assets		223,298,950	223,014,111

Current assets
Inventories		6,544,903	7,022,384
Other receivables and assets	9	3,229,417	2,990,395
Accounts receivable	10	13,689,339	15,299,964
Trading securities	6	–	93,753
Derivative financial assets	6	49,453	55,268
Bank balances and cash	22	15,702,540	10,624,497

Total current assets		39,215,652	36,086,261

Total assets		262,514,602	259,100,372

		As at 30	As at 31
	Note	June 2013	December 2012

EQUITY AND LIABILITIES

Capital and reserves attributable to equity
holders of the Company
Share capital		14,055,383	14,055,383
Capital surplus		17,363,907	17,719,077
Surplus reserves		7,085,454	7,085,454
Currency translation differences		(664,307)	(35,937)
Retained earnings
– Proposed dividend		–	2,951,631
– Others		19,976,709	14,354,526

		57,817,146	56,130,134

Non-controlling interests		11,094,431	9,830,208

Total equity		68,911,577	65,960,342

Non-current liabilities
Long-term loans	12	68,413,203	72,564,824
Long-term bonds	13	25,408,624	22,884,688
Deferred income tax liabilities		1,966,932	2,011,729
Derivative financial liabilities	6	435,860	837,005
Other non-current liabilities	14	1,201,236	1,247,464

Total non-current liabilities		97,425,855	99,545,710

Current liabilities
Accounts payable and other liabilities	15	22,548,564	19,992,901
Taxes payable		1,542,048	1,275,430
Dividends payable		3,518,004	70,839
Salary and welfare payables		203,869	217,967
Derivative financial liabilities	6	71,140	88,641
Short-term bonds	16	25,360,079	35,449,763
Short-term loans	17	29,656,560	27,442,076
Current portion of long-term loans	12	9,288,230	9,056,703
Current portion of long-term bonds	13	3,988,676	–

Total current liabilities		96,177,170	93,594,320

Total liabilities		193,603,025	193,140,030

Total equity and liabilities		262,514,602	259,100,372

The notes on pages 36 to 68 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

FOR THE SIX MONTHS ENDED 30 JUNE 2013
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June

	Note	2013	2012

Operating revenue	4	64,062,329	67,180,473
Tax and levies on operations		(521,253)	(318,556)

Operating expenses
Fuel		(35,677,117)	(43,271,787)
Maintenance		(1,433,270)	(1,309,178)
Depreciation		(5,605,718)	(5,612,839)
Labor		(2,409,750)	(2,192,451)
Service fees on transmission and
transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(2,664,797)	(3,823,905)
Others		(3,364,720)	(3,070,444)

Total operating expenses		(51,225,758)	(59,350,990)

Profit from operations		12,315,318	7,510,927

Interest income		83,862	77,042
Financial expenses, net
Interest expense		(3,948,892)	(4,564,904)
Exchange gain/(loss) and bank charges, net		85,959	(51,308)

Total financial expenses, net		(3,862,933)	(4,616,212)

Share of profits of associates/jointly controlled entities		319,493	290,666
Loss/(gain) on fair value changes of financial assets/liabilities		7,427	(1,036)
Other investment income		185,576	185,333

Profit before income tax expense	19	9,048,743	3,446,720

Income tax expense	20	(2,288,062)	(994,643)

Net profit		6,760,681	2,452,077

		For the six months ended 30 June
	Note	2013	2012
Other comprehensive income/(loss), net of tax
Items that may be reclassified
subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		9,659	35,809
Share of other comprehensive (loss)/income
of investees accounted for under the equity method		(38,022)	13,357
Effective portion of cash flow hedges		308,856	(463,510)
Translation differences of the financial
statements of foreign operations		(629,007)	236,457

Other comprehensive loss, net of tax		(348,514)	(177,887)

Total comprehensive income		6,412,167	2,274,190

Net profit attributable to:
– Equity holders of the Company		5,622,740	2,121,963
– Non-controlling interests		1,137,941	330,114

		6,760,681	2,452,077

Total comprehensive income attributable to:
– Equity holders of the Company		5,274,863	1,943,512
– Non-controlling interests		1,137,304	330,678

		6,412,167	2,274,190

Earnings per share attributable to the equity holders of the Company
(expressed in RMB per share)
– Basic and diluted	21	0.40	0.15

Dividends paid	11	–	–

The notes on pages 36 to 68 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

FOR THE SIX MONTHS ENDED 30 JUNE 2013
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity

	Share capital			Capital surplus			Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2012	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753
Profit for the six months ended 30 June 2012	–	–	–	–	–	–	–	–	2,121,963	2,121,963	330,114	2,452,077
Other comprehensive (loss)/income:
Fair value changes from available -for-sale financial asset, net of tax	–	–	–	35,809	–	35,809	–	–	–	35,809	–	35,809
Shares of other comprehensive income/(loss) of investees accounted for under the equity method, net of tax	–	–	–	17,614	(4,257)	13,357	–	–	–	13,357	–	13,357
Effective portion of cash flow hedges	–	–	(463,510)	–	–	(463,510)	–	–	–	(463,510)	–	(463,510)
Currency translation differences	–	–	–	–	–	–	–	235,893	–	235,893	564	236,457

Total comprehensive (loss)/income for the six months ended 30 June 2012	–	–	(463,510)	53,423	(4,257)	(414,344)	–	235,893	2,121,963	1,943,512	330,678	2,274,190
Transfer to surplus reserve fund	–	–	–	–	–	–	71,606	–	(71,606)	–	–	–
Dividends relating to 2011	–	–	–	–	–	–	–	–	(702,867)	(702,867)	(274,200)	(977,067)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	171,950	171,950

Balance as at 30 June 2012	14,055,383	16,780,924	(857,220)	411,821	1,066,626	17,402,151	7,085,455	(335,080)	13,915,665	52,123,574	8,903,252	61,026,826

The notes on pages 36 to 68 are an integral part of this unaudited condensed consolidated interim financial information.

	Attributable to equity holders of the Company										Non-controlling interests	Total equity

	Share capital			Capital surplus			Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the six months ended 30 June 2013	–	–	–	–	–	–	–	–	5,622,740	5,622,740	1,137,941	6,760,681
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset, net of tax	–	–	–	9,659	–	9,659	–	–	–	9,659	–	9,659
Share of other comprehensive loss of investees accounted for under the equity method, net of tax	–	–	–	(24,348)	(13,674)	(38,022)	–	–	–	(38,022)	–	(38,022)
Effective portion of cash flow hedges	–	–	308,856	–	–	308,856	–	–	–	308,856	–	308,856
Currency translation differences	–	–	–	–	–	–	–	(628,370)	–	(628,370)	(637)	(629,007)

Total comprehensive income/(loss) for the six months ended 30 June 2013	–	–	308,856	(14,689)	(13,674)	280,493	–	(628,370)	5,622,740	5,274,863	1,137,304	6,412,167
Dividends relating to 2012 (Note 11)	–	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)	(596,352)	(3,547,983)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	612,068	612,068
Acquisition of a subsidiary (Note 25)	–	–	–	–	–	–	–	–	–	–	120,000	120,000
Acquisition of non-controlling interests	–	–	–	–	–	–	–	–	(557)	(557)	(8,797)	(9,354)
Others*	–	(635,663)	–	–	–	(635,663)	–	–	–	(635,663)	–	(635,663)

Balance as at 30 June 2013	14,055,383	16,246,101	(410,229)	478,287	1,049,748	17,363,907	7,085,454	(664,307)	19,976,709	57,817,146	11,094,431	68,911,577

*Others mainly represented capital injection from China Huaneng Group of approximately RMB640 million in previous years, which was reclassified to payables to China Huaneng Group in the first half of 2013 pursuant to relevant regulations in the PRC.

The notes on pages 36 to 68 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

FOR THE SIX MONTHS ENDED 30 JUNE 2013
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2013	2012

Net cash provided by operating activities		20,580,466	12,754,918

Net cash used in investing activities		(7,239,143)	(7,017,423)

Net cash used in financing activities		(8,110,592)	(970,518)

Effect of exchange rate fluctuations on cash held		(114,712)	74,715

Net increase in cash and cash equivalents		5,116,019	4,841,692

Cash and cash equivalents as at beginning of the period		10,505,387	8,552,782

Cash and cash equivalents as at end of the period	22	15,621,406	13,394,474

The notes on pages 36 to 68 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim

Financial Information

FOR THE SIX MONTHS ENDED 30 JUNE 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This unaudited condensed consolidated interim financial information was approved for issue on 30 July 2013.

As at and for the six months ended 30 June 2013, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2013, the Company and its subsidiaries have a negative working capital balance of approximately Renminbi Yuan (“RMB”) 56.96 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet their liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2012 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new standards or amendments to standards that are first effective for the current accounting period:

‧
Amendments to IAS 1, ‘Presentation of financial statements – Presentation of item of other comprehensive income’ require entities to present the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met separately from those that would never be reclassified to profit or loss. The Company and its subsidiaries’ presentation of other comprehensive income has been modified accordingly when the amendments are adopted for the first time. The Company and its subsidiaries adopt the amendments from 1 January 2013. These amendments have no material impact on the unaudited condensed consolidated interim financial information.

‧
IFRS 10, ‘Consolidated financial statements’ introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

As a result of the adoption of IFRS 10, the Company and its subsidiaries have changed their accounting policy with respect to determining whether they have control over an investee. The adoption does not change any of the control conclusions reached by the Company and its subsidiaries in respect of their involvement with other entities as at 1 January 2013.

‧
IFRS 11, ‘Joint arrangements’ divides joint arrangements into joint operations and joint ventures. Entities are required to determine the type of an arrangement by considering the structure, legal form, contractual terms and other facts and circumstances relevant to their rights and obligations under the arrangement. Joint arrangements which are classified as joint operations under IFRS 11 are recognised on a line-by-line basis to the extent of the joint operator’s interest in the joint operation. All other joint arrangements are classified as joint ventures under IFRS 11 and are required to be accounted for using the equity method in the Company and its subsidiaries’ consolidated financial statements. Proportionate consolidation is no longer allowed as an accounting policy choice.

As a result of the adoption of IFRS 11, the Company and its subsidiaries have changed their accounting policy with respect to their interests in joint arrangements and re-evaluated their involvement in their joint arrangements. The adoption of IFRS 11 does not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

‧
IFRS 12 ‘Disclosures of interests in other entities’ brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. Since those disclosure requirements only apply to a full set of financial statements, the Company and its subsidies has not made additional disclosures in the interim financial information as a result of adopting IFRS 12.

3.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

‧
IFRS 13 ‘Fair value measurement’ replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial reports. The Company and its subsidiaries has provided those disclosures in note 6. The adoption of IFRS 13 does not have any material impact on the fair value measurements of the Company and its subsidiaries’ assets and liabilities.

‧
Revised IAS 19 ‘Employee benefits’ introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognised in profit or loss over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognised immediately in other comprehensive income. Revised IAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not. This change in accounting policy does not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

‧
Annual Improvements to IFRSs 2009-2011 Cycle contains amendments to five standards with consequential amendments to other standards and interpretations. Among them, IAS 34 has been amended to clarify that total assets for a particular reportable segment are required to be disclosed only if the amounts are regularly provided to the chief operating decision maker (CODM) and only if there has been a material change in the total assets for that segment from the amount disclosed in the last annual financial statements. The amendment also requires the disclosure of segment liabilities if the amounts are regularly provided to the CODM and there has been a material change in the amounts compared with the last annual financial statements. The amendment does not have any impact on the segment disclosure of the Company and its subsidiaries because the Company and its subsidiaries have been disclosing and will continue to disclose the segment assets and liabilities (note 4).

‧
Amendments to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities. The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments does not have an impact on the Company and its subsidiaries’ interim financial report because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangement or similar agreement which is subject to the disclosures of IFRS 7.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months
	ended 30 June

	2013	2012

Sales of power and heat	63,236,097	66,111,825
Sales of coal	229,071	336,336
Port and transportation service	210,354	203,745
Others	386,807	528,567

Total	64,062,329	67,180,473

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)
(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total
For the six months
ended 30 June 2013
Total revenue	56,349,262	7,486,237	286,747	64,122,246
Inter-segment revenue	–	–	(59,917)	(59,917)

Revenue from external customers	56,349,262	7,486,237	226,830	64,062,329

Segment results	8,939,569	343,697	(38,862)	9,244,404

Interest income	48,096	35,203	563	83,862
Interest expense	(3,480,187)	(230,313)	(63,488)	(3,773,988)
Depreciation and amortization	(5,234,094)	(345,407)	(80,648)	(5,660,149)
Net loss on disposal of property, plant and equipment	(113,614)	(1,004)	–	(114,618)
Share of profits of associates and jointly controlled entities	356,412	–	(131,095)	225,317
Income tax expense	(2,229,265)	(67,424)	(7,909)	(2,304,598)

For the six months
ended 30 June 2012
Total revenue	56,321,446	10,653,220	307,770	67,282,436
Inter-segment revenue	–	–	(101,963)	(101,963)

Revenue from external customers	56,321,446	10,653,220	205,807	67,180,473

Segment results	2,875,463	867,327	(77,193)	3,665,597

Interest income	41,290	35,430	322	77,042
Interest expense	(4,111,685)	(234,091)	(70,637)	(4,416,413)
Depreciation and amortization	(5,234,967)	(300,923)	(71,014)	(5,606,904)
Net loss on disposal of property, plant and equipment	(66,279)	(654)	(1,803)	(68,736)
Share of profits of associates
and jointly controlled entities	242,495	–	(28,375)	214,120
Income tax expense	(863,149)	(156,737)	(5,373)	(1,025,259)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

	PRC power segment	Singapore segment	All other segments	Total
30 June 2013
Segment assets	213,126,203	30,765,209	11,192,561	255,083,973

Including:
Additions to non-current assets
(excluding financial assets and deferred income tax assets)	4,906,923	498,791	431,293	5,837,007
Investments in associates	10,581,654	–	2,390,122	12,971,776
Investments in jointly controlled entities	697,000	–	980,396	1,677,396
Segment liabilities	(162,767,816)	(16,575,110)	(4,453,076)	(183,796,002)

31 December 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365

Including:
Additions to non-current assets
(excluding financial assets and deferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	–	914,600	11,364,284
Investments in jointly controlled entities	640,000	–	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2013	2012

Segment results (PRC GAAP)	9,244,404	3,665,597
Reconciling items:
Loss related to the headquarters	(98,496)	(306,385)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	80,467	67,464
Dividend income of available-for-sale financial assets	185,399	185,880
Impact of IFRS adjustments*	(363,031)	(165,836)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	9,048,743	3,446,720

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2013	As at 31 December 2012

Total segment assets (PRC GAAP)	255,083,973	251,523,365
Reconciling items:
Investment in Huaneng Finance	1,299,492	1,257,181
Deferred income tax assets	614,671	672,840
Prepaid income tax	941	14,850
Available-for-sale financial assets	3,315,700	3,102,822
Corporate assets	447,864	290,811
Impact of IFRS adjustments*	1,751,961	2,238,503

Total assets per unaudited condensed consolidated interim balance sheet	262,514,602	259,100,372

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2013	As at 31 December 2012

Total segment liabilities (PRC GAAP)	(183,796,002)	(182,893,816)
Reconciling items:
Current income tax liabilities	(675,802)	(788,624)
Deferred income tax liabilities	(1,767,331)	(1,776,203)
Corporate liabilities	(6,577,514)	(6,484,987)
Impact of IFRS adjustments*	(786,376)	(1,196,400)

Total liabilities per unaudited condensed consolidated interim balance sheet	(193,603,025)	(193,140,030)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total
For the six months
ended 30 June 2013
Interest expense	(3,773,988)	(174,904)	–	–	(3,948,892)
Depreciation and amortization	(5,660,149)	(26,129)	–	(31,743)	(5,718,021)
Share of profits of associates and jointly controlled entities	225,317	–	80,467	13,709	319,493
Income tax expense	(2,304,598)	–	–	16,536	(2,288,062)

For the six months
ended 30 June 2012
Interest expense	(4,416,413)	(148,491)	–	–	(4,564,904)
Depreciation and amortization	(5,606,904)	(22,307)	–	(87,031)	(5,716,242)
Share of profits of associates and jointly controlled entities	214,120	–	67,464	9,082	290,666
Income tax expense	(1,025,259)	–	–	30,616	(994,643)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information (Under IFRS):

(i)         External revenue generated from the following countries:

	For the six months ended 30 June
	2013	2012

PRC	56,576,092	56,527,253
Singapore	7,486,237	10,653,220

	64,062,329	67,180,473

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2013	As at 31 December 2012

PRC	193,485,250	192,281,707
Singapore	25,369,816	26,459,701

	218,855,066	218,741,408

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2013	2012
	Amount	Proportion	Amount	Proportion
Jiangsu Electric Power Company	7,891,269	12%	8,129,786	12%
Shandong Electric Power Corporation	7,604,824	12%	8,159,383	12%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30 June 2013	As at 31 December 2012

Beginning of the period/year	177,013,627	177,968,001
Acquisition	30,885	–
Additions	5,787,358	12,970,059
Disposals/write-off	(230,263)	(2,327,091)
Depreciation charge	(5,609,905)	(11,083,756)
Impairment charge	(64,448)	(903,463)
Currency translation differences	(505,062)	389,877

End of the period/year	176,422,192	177,013,627

6.	FINANCIAL INSTRUMENTS

(i)	Fair value measurements
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

‧	Level 1– Quoted prices (unadjusted) in active markets for identical assets or liabilities.

‧	Level 2– Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

‧	Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 30 June 2013 and 31 December 2012:

As at 30 June 2013:

	The Company and its subsidiaries

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	12,032	–	12,032

Derivatives used for hedging	–	47,198	–	47,198
Available-for-sale financial assets
– Equity securities	1,782,313	–	–	1,782,313

Total assets	1,782,313	59,230	–	1,841,543

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	5,272	–	5,272

Derivatives used for hedging	–	501,728	–	501,728

Total liabilities	–	507,000	–	507,000

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

As at 31 December 2012:

	The Company and its subsidiaries

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	1,286	–	1,286
– Trading securities*	93,753	–	–	93,753

Derivatives used for hedging	–	67,705	–	67,705
Available-for-sale financial assets
– Equity securities	1,769,435	–	–	1,769,435

Total assets	1,863,188	68,991	–	1,932,179

Liabilities
Financial liabilities at fair value
through profit or loss
– Trading derivatives	–	1,214	–	1,214

Derivatives used for hedging	–	924,432	–	924,432

Total liabilities	–	925,646	–	925,646

*
In December 2011, SinoSing Power acquired 70,320,000 shares of Beijing Jingneng Clean Energy Co., Ltd., a listed entity in Hong Kong. The fair value of such trading securities was determined based on quoted market price of HKD 1.66 per share as at 31 December 2012. The trading securities were disposed of in March 2013.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instrument included in level 1 represents an equity investment classified as available for sale.

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

‧	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

‧	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications during the six months ended 30 June 2013.

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB77.39 billion and RMB29.74 billion as at 30 June 2013 (31 December 2012: RMB81.32 billion and RMB23.11 billion), respectively. The aggregate book value of these liabilities was approximately RMB77.70 billion and RMB29.40 billion as at 30 June 2013 (31 December 2012: RMB81.62 billion and RMB22.88 billion), respectively.

7.	GOODWILL

The movements in the carrying amount of goodwill during the period are as follows:

	As at 30 June 2013	As at 31 December 2012

Beginning of the period/year	14,417,543	13,890,179
Impairment charge	–	(107,735)
Adjustment on 2011 acquisitions	–	134,460
Currency translation differences	(547,143)	500,639

End of the period/year	13,870,400	14,417,543

8.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30 June 2013	As at 31 December 2012

Prepaid territorial waters use right	815,015	814,813
Finance lease receivables	563,405	589,136
Intangible assets	392,042	415,524
VAT recoverable	470,419	540,505
Prepaid connection fees	99,687	115,284
Others	552,258	607,632

Total	2,892,826	3,082,894

9.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2013	As at 31 December 2012

Prepayments for inventories	994,437	780,042
Prepayments for pre-construction cost	332,674	415,621
Prepaid income tax	941	14,850
Others	158,663	127,705

Total prepayments	1,486,715	1,338,218

Staff advances	33,343	14,153
Dividends receivable	500,425	50,000
Financial lease receivables	14,272	13,746
Fuel receivables	163,128	211,987
Others	476,629	448,820

Subtotal other receivables	1,187,797	738,706

Less: provision for doubtful accounts	(28,628)	(28,641)

Total other receivables, net	1,159,169	710,065

VAT recoverable	583,533	942,112

Gross total	3,258,045	3,019,036

Net total	3,229,417	2,990,395

10.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2013	As at 31 December 2012

Accounts receivable	13,104,594	14,953,794
Notes receivable	593,845	357,589

	13,698,439	15,311,383
Less: provision for doubtful accounts	(9,100)	(11,419)

	13,689,339	15,299,964

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2013	As at 31 December 2012

Within 1 year	13,466,519	15,236,883
Between 1 to 2 years	196,069	49,693
Between 2 to 3 years	26,175	12,951
Over 3 years	9,676	11,856

	13,698,439	15,311,383

As at 30 June 2013, the maturity period of the notes receivable ranged from 1 month to 6 months (31 December 2012: from 1 month to 6 months).

11.	DIVIDENDS

On 19 June 2013, upon the approval from the annual general meeting of the shareholders, the Company declared 2012 final dividend of RMB0.21 (2011 final: RMB0.05) per ordinary share, totaling approximately RMB2,952 million (2011 final: RMB703 million). The Company did not make any dividend payments during the six months ended 30 June 2013 (nil during the six months ended 30 June 2012).

12.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30 June 2013	As at 31 December 2012

Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	75,467,468	80,386,702
Other loans (c)	1,433,965	434,825

	77,701,433	81,621,527

Less: Current portion of long-term loans	(9,288,230)	(9,056,703)

Total	68,413,203	72,564,824

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group are as follows:

	As at 30 June 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from
Huaneng Group
Unsecured
– RMB	800,000	800,000	(800,000)	–	4.05%-4.60%

	As at 31 December 2012
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Loans from
Huaneng Group
Unsecured
– RMB	800,000	800,000	(800,000)	–	4.05%-4.60%

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans

Details of bank loans are as follows:

	As at 30 June 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
– US$	2,462	15,221	–	15,221	2.70%
– RMB	12,346,820	12,346,820	(1,163,050)	11,183,770	5.90%-6.55%

Unsecured
– RMB	44,495,442	44,495,442	(6,419,777)	38,075,665	4.51%-6.55%
– US$	653,491	4,037,724	(460,605)	3,577,119	0.74%-6.36%
– S$	2,887,002	13,993,298	(369,550)	13,623,748	2.02%
– €	71,889	578,963	(75,248)	503,715	2.00%-2.15%

Total		75,467,468	(8,488,230)	66,979,238

	As at 31 December 2012

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
– US$	2,462	15,478	–	15,478	2.74%
– RMB	12,603,780	12,603,780	(1,057,020)	11,546,760	5.90%-6.55%

Unsecured
– RMB	47,892,706	47,892,706	(6,266,734)	41,625,972	4.51%-7.05%
– US$	690,764	4,341,799	(468,566)	3,873,233	0.54%-6.36%
– S$	2,924,883	14,896,139	(386,668)	14,509,471	2.15%
– €	76,560	636,800	(77,715)	559,085	2.00%-2.15%

Total		80,386,702	(8,256,703)	72,129,999

As at 30 June 2013, a long-term loan of RMB95 million (31 December 2012: RMB97 million) is secured by territorial waters use right with net book value amounting to RMB83.41 million (31 December 2012: RMB84.40 million).

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

As at 30 June 2013, a long-term loan of RMB149 million (31 December 2012: RMB149 million) is secured by certain property, plant and equipment with net book value amounting to RMB209.28 million (31 December 2012: RMB225.46 million).

As at 30 June 2013, long-term loans of approximately RMB12,103 million (31 December 2012: RMB12,358 million) are secured by future electricity revenue.

As at 30 June 2013, a long-term loan of a subsidiary of the Company of approximately RMB15.22 million (31 December 2012: RMB15.48 million) is secured by current and future assets of the subsidiary.

(c)	Other loans

Details of other loans are as follows:

	As at 30 June 2013

	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
– RMB	1,417,000	1,417,000	–	1,417,000	5.35%-5.84%
– S$	3,500	16,965	–	16,965	4.25%

Total		1,433,965	–	1,433,965

	As at 31 December 2012
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000
Other loans
Unsecured
– RMB	417,000	417,000	–	417,000	5.54%-5.84%
– S$	3,500	17,825	–	17,825	4.25%

Total		434,825	–	434,825

As at 30 June 2013, the balance of other long-term loans drawn from Huaneng Finance amounted to RMB417 million (31 December 2012: RMB417 million) with annual interest rate of 5.54% to 5.84% (2012: 5.54% to 5.84%).

13.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured and the Company repaid the principal of RMB1 billion in 2012. As at 30 June 2013, interest payables for the unmatured bonds amounted to approximately RMB150.63 million (31 December 2012: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2013, interest payable for these bonds amounted to approximately RMB30.20 million (31 December 2012: RMB135.06 million).

Please refer to Note 23(b) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at 30 June 2013, interest payable for these notes amounted to approximately RMB19.16 million (31 December 2012: RMB94.17 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face value of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB302 million and RMB277 million. As at 30 June 2013, interest payable for these bonds amounted to approximately RMB187.93 million and RMB127.05 million, respectively (31 December 2012: RMB45.61 million and RMB259.14 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with face value of RMB1.5 billion bearing annual interest rate of 3.85%. The actual proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 30 June 2013, interest payable for these bonds amounted to approximately RMB23.42 million (31 December 2012: nil).

13.	LONG-TERM BONDS (Cont’d)

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with face value of RMB5 billion bearing annual interest rate of 4.82%. The actual proceeds received by the Company were approximately RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of these bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB256 million. As at 30 June 2013, interest payable for these bonds amounted to approximately RMB17.83 million (31 December 2012: nil).

14.	OTHER NON-CURRENT LIABILITIES

	As at 30 June 2013	As at 31 December 2012

Environmental subsidies (a)	694,518	673,686
Security deposits	81,014	129,928
Finance lease payables	88,423	95,886
Government grants and others	337,281	347,964

	1,201,236	1,247,464

(a)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2013	As at 31 December 2012

Accounts and notes payable	9,893,943	7,354,260
Provisions (a)	167,119	157,263
Other payables and accrued liabilities	12,487,502	12,481,378

	22,548,564	19,992,901

(a)
As at 30 June 2013, a provision of RMB167 million was made due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 30 June 2013 (31 December 2012: RMB157 million).

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES (Cont’d)

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2013	As at 31 December 2012

Within 1 year	9,806,980	7,287,106
Between 1 to 2 years	45,079	51,847
Over 2 years	41,884	15,307

	9,893,943	7,354,260

16.	SHORT-TERM BONDS

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.80%, 3.90% and 3.80% in February 2013, April 2013 and May 2013, respectively. Such bonds are denominated in RMB, issued at face value and matured in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.21%, 4.31% and 4.21%, respectively. As at 30 June 2013, interest payables for these bonds amounted to approximately RMB64.55 million, RMB47.55 million and RMB24.47 million, respectively.

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.35%, 3.32%, 3.70%, and 3.99% in June 2012, July 2012, August 2012 and September 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 270 days from the issuance dates. The annual effective interest rates of these bonds are 3.76%, 3.73%, 4.11% and 4.40%, respectively. Those bonds were fully repaid in March 2013, April 2013, May 2013 and June 2013, respectively.

The Company issued unsecured short-term bonds with face values of RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 4.41%, 4.42% and 4.58% in April 2012, November 2012 and December 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 365 days from the issuance dates. The annual effective interest rates of these bonds are 4.83%, 4.84% and 5.00%, respectively. The bond issued in April 2012 was fully repaid in April 2013. As at 30 June 2013, interest payables for the outstanding bonds amounted to approximately RMB142.89 million and RMB127.36 million, respectively.

17.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2013			As at 31 December 2012

	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000	’000

Secured
RMB
– Fixed rate	5,470,000	5,470,000	5.04%-6.00%	6,520,000	6,520,000	5.04%-5.40%
– Fixed rate-discounted
notes receivable	–	–	–	21,250	21,250	6.08%-6.30%

		5,470,000			6,541,250

Unsecured
RMB
– Fixed rate	19,596,560	19,596,560	5.32%-6.00%	20,900,826	20,900,826	5.04%-6.56%
– Variable rate	4,590,000	4,590,000	5.32%-5.40%	–	–	–

		29,656,560			27,442,076

As at 30 June 2013, short-term loans of RMB5,420 million (31 December 2012: RMB6,250 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB5,749 million (31 December 2012: RMB6,319 million).

As at 30 June 2013, a short-term loan of RMB50 million (31 December 2012: nil) was secured by certain future revenue to be generated by a subsidiary.

As at 31 December 2012, secured short-term loans of RMB21.25 million represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans. These loans were fully repaid in the first half of 2013.

As at 30 June 2013, short-term loans from Huaneng Finance amounted to RMB1,040 million (31 December 2012: RMB1,315 million). For the six months ended 30 June 2013, the annual interest rates for these loans ranged from 5.40% to 5.70% (31 December 2012: 5.40% to 6.00%).

As at 30 June 2013, a short-term loan from China Huaneng Group Clean Energy Technology Research
Institute Co. Ltd. (“Huaneng Clean Energy”) amounted to RMB120 million (31 December 2012: RMB120 million). For the six months ended 30 June 2013, the annual interest rate for this loan is 5.40% (31 December 2012: 5.40%).

As at 30 June 2013, a short-term loan from Huaneng Shandong Power Generation Co. Ltd. (“Shandong Power Limited”) amounted to RMB50 million (31 December 2012: RMB50 million) with annual interest rate of 6.00% (31 December 2012: 6.00%).

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2013, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB56,962 million (31 December 2012: RMB57,508 million) and total assets less current liabilities were approximately RMB166,337 million (31 December 2012: RMB165,506 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June

	2013	2012
Interest expense on
– loans	2,791,044	4,031,952
– short-term bonds	706,940	228,096
– long-term bonds (including current portion)	667,584	652,914

Total interest expense on borrowings	4,165,568	4,912,962
Less: amounts capitalized in property, plant and equipment	(216,676)	(348,058)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,948,892	4,564,904
Loss on disposals/write-off of property, plant and equipment, net	114,902	68,695

Reversal of doubtful accounts	(2,142)	(11,482)

20.	INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2013 (for the six months ended 30 June 2012: nil).

Effective from 1 January 2008, under the Corporate Income Tax Law of PRC which was passed by the National People’s Congress on 16 March 2007, the PRC’s statutory income tax rate is 25%. The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

20.	INCOME TAX EXPENSE (Cont’d)

For the six months ended 30 June 2013, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2012: 17%).

For the six months ended 30 June 2013, the weighted average effective income tax rate applicable to the Company and its subsidiaries is approximately 25.29% (for the six months ended 30 June 2012: 28.86%).

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June

	2013	2012

Consolidated net profit attributable to equity holders of the Company	5,622,740	2,121,963
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	14,055,383
Basic earnings per share (RMB)	0.40	0.15

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2013 and 2012.

22.	BANK BALANCES AND CASH

	As at 30 June 2013	As at 31 December 2012

Restricted cash	81,134	119,110
Cash and cash equivalents	15,621,406	10,505,387

Total	15,702,540	10,624,497

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship
Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”)	A subsidiary of Huaneng Group
Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”)	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) and its subsidiaries	Subsidiaries of Huaneng Group
Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Anyuan Power Generation Co., Ltd (“Anyuan Power Generation”)	A subsidiary of HIPDC
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	A subsidiary of HIPDC
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Jinling Combined Cycle Co-generation Co., Ltd (“Jinling CCGT”)	An associate of the Company
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	An associate of the Company and also a subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited (“Lime Company”)	An associate of a subsidiary
China Huaneng Group Fuel Co., Ltd. and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)*	A minority shareholder of the Company’s subsidiaries
Shanghai Time Shipping Limited Company (“Time Shipping”)	A jointly controlled entity of the Company
Government-related enterprises**	Related parties of the Company

*
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 26.36%, 30% and 21% equity interest of Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Jinling CCGT, respectively.

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

23.	RELATED PARTY TRANSACTIONS (Cont’d)

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related party transactions

	For the six months ended 30 June
	2013	2012

Huaneng Group
Interest expense on long-term loans	(19,112)	(18,301)
Training fees	(10)	–
Purchase of capacity quota	(411,260)	–

HIPDC
Service fees expenses on transmission
and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of
Huaneng Nanjing Power Plant	(828)	(667)

Huaneng Finance
Drawdown of short-term loans	600,000	2,715,000
Drawdown of long-term loans	–	150,000
Interest expense on short-term loans	(34,046)	(58,357)
Interest expense on long-term loans	(11,836)	(4,232)

HEC and its subsidiaries
Purchase of coal and service
fee occurred for transportation	(593,922)	(231,356)
Purchase of equipment	–	(75,935)
Purchase of materials	(2,275)	–

Lime Company
Purchase of lime	(63,239)	(52,192)

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June

	2013	2012

Xi’an Thermal and its subsidiaries
Technical services and industry-specific
technological project contracting services obtained	(37,734)	(87,571)
Purchase of equipment	(96,453)	(236,887)
Drawdown of short-term loans	–	100,000
Interest expense on short-term loans	–	(4,093)

Hulunbeier Energy
Purchase of coal	(425,978)	(468,741)

Rizhao Power Company
Purchase of coal	(826,542)	(1,188,867)
Sales of electricity	2,469	1,552
Purchase of materials	(13,695)	(2,442)
Purchase of electricity	(5,294)	(2,776)
Sales of coal	20,559	151,301
Rental charges on lease of intangible assets
and certain property, plant and equipment	(7,713)	(1,652)

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal	–	20,596

Huaneng Wuhan Power Co., Ltd.
Sales of coal	8,851	156,606

Ruijin Power Generation
Sale of coal	34,885	89,374

Huaneng Property Co., Ltd.
Rental charge on office building	(48,047)	(48,648)

North United Power
Purchase of coal	(53,347)	(85,877)

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June

	2013	2012

Huating Coal and Power
Purchase of coal	(861,978)	(799,037)

Huaneng Guicheng Trust
Interest expense on short-term loans	–	(118,323)

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(83,121)	(90,453)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(680)	(485)

Time Shipping
Purchase of coal and service fee paid for transportation	(1,127,455)	(720,642)
Purchase of tug boats	–	(48,300)

Shandong Power Limited and its subsidiaries
Sale of coal	–	5,640
Sale of transportation service	15,038	6,894
Purchase of coal	(944,809)	–
Interest expense on short-term loans	(1,508)	–
Purchase of power generation quota	(61,958)	–

China Huaneng Group Fuel Co., Ltd. and its subsidiaries
Purchase of coal	(835,127)	(287,125)
Sale of coal	65,586	–

Huaneng Clean Energy
Interest expense on short-term loans	(3,288)	(3,271)

Jinling CCGT
Interest income on short-term loans	–	2,637
Entrusted management fee	–	15,544
Sales of heat	1,434	–

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June

	2013	2012

Anyuan Power Generation
Provision of entrusted power generation	70,988	106,656

Huaneng Renewables
Agency fee on CDM projects	(700)	–

Huaneng Carbon Assets Management
Company Limited
Agency fee on CDM projects	(1,702)	–

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	50,814	–

In addition, during the period, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Power Limited provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

Transactions with other government-related enterprises

For the six months ended 30 June 2013 and 2012, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions.

For the six months ended 30 June 2013 and 2012, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Guarantees

		As at 30	As at 31
		June 2013	December 2012

(i)	Loans guaranteed by
	– Huaneng Group	466,537	532,508
	– HIPDC	2,000,000	2,000,000

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	5,000,000	5,000,000

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months
	ended 30 June

	2013	2012
Salaries	5,803	3,498
Pension	640	501

Total	6,443	3,999

24.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30	As at 31
	June 2013	December 2012

Contracted but not provided for
– construction	15,556,403	10,463,817

Authorized but not contracted for
– construction	170,927	1,062,672

Total	15,727,330	11,526,489

24.	CAPITAL AND OTHER COMMITMENTS (Cont’d)

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2013			As at 31 December 2012

	Periods	Purchase quantities	Estimated unit costs		Purchase quantities	Estimated unit costs
			(RMB)			(RMB)

A government-related	2013-2023	486.9 million	2.22/m	3	486.9 million	1.63/m	3
Enterprise	m3/year	m3/year

Other suppliers	2013	205.2 BBtu/day	approximately		175.1 BBtu/day	approximately
	2014	90.1 BBtu/day	100,000/BBtu		90.0 BBtu/day	100,000/BBtu
	2015-2022	72.5 BBtu/day	*		72.4 BBtu/day	*
	2023	72.4 BBtu/day	*		72.4 BBtu/day	*
	2024-2028	49.9 BBtu/day	*		49.9 BBtu/day	*

BBtu:	Billion British Thermal Unit

*
As a subsidiary of the Company is not required to commit purchases of one of the contracts until 2014, no estimated unit cost information is available for daily purchase quantities of 42.4BBtu from 2014 to 2028.

For the six months ended 30 June 2013, purchases from the government-related enterprise and other suppliers above amounted to RMB326 million (for the six months ended 30 June 2012: RMB449 million) and RMB3,450 million (for the six months ended 30 June 2012: RMB3,706 million), respectively.

25.	MATERIAL BUSINESS COMBINATION

In April 2013, the Company acquired 60% equity interests of Huaneng Luoyang Ruiyang Cogeneration Co., Ltd. (“Ruiyang Cogeneration”) from Luoyang Silicon Industry Group Co., Ltd. and Luoyang Hairun Power Project Management Ltd..

The aggregate cash consideration of the acquisition amounted to RMB180 million. The fair values of assets and liabilities arising from the acquisition of Ruiyang Cogeneration and proportionate share of acquiree’s net assets by non-controlling interests on the acquisition date are as follows:

Cash and cash equivalents	131,485
Property, plant and equipment	30,885
Land use rights	145,075
Other receivables	2,316
Payables and other liabilities	(9,761)

Total identifiable net assets	300,000
Non-controlling interests	(120,000)
Goodwill	–

Consideration in cash	180,000

The acquiree was still in construction phase as at 30 June 2013.

26.	SUBSEQUENT EVENT

There was no material subsequent event subsequent to 30 June 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     August 26, 2013